BASE AGREEMENT for Natural Gas Purchase Transactions Between AQUILA ENERGY MARKETING CORPORATION a Delaware corporation with offices at 2533 North 117th Avenue Omaha, Nebraska 68164-8618 Telephone: (402) 498-4490 Fax: (402) 498-
4543 and MALLON OIL COMPANY a Colorado corporation with offices at 999 18TH St., Suite 1700 Denver, CO 80202 Telephone: (303) 293-2333 Fax: (303) 293-3601

Dated:  September 1, 1999

Agreement No:   5908-01

BASE AGREEMENT
PART I

(Agreement No. 5908-01)

	This Agreement is made and entered into as of the 1st day of September, 1999, (the "Effective Date") by and between AQUILA ENERGY MARKETING CORPORATION ("Aquila") and MALLON OIL COMPANY ("Counterparty") (Aquila and Counterparty sometimes individually referred to as "Party" and collectively as "Parties").

ARTICLE 1.  SCOPE OF AGREEMENT
1.1	This Agreement applies to and governs all Transactions entered into between the Parties prior to and after the Effective Date, except those Transactions that have been performed in full prior to the Effective Date.

1.2	The Parties acknowledge and agree that every Transaction incorporates Part
II of this Agreement attached hereto.

1.3	All Transactions are entered into in reliance on the fact that this Base
Agreement and all such Transactions form a single agreement between the Parties, and the Parties would not otherwise enter into any Transactions.

ARTICLE 2.	TRANSACTION DETAILS
2.1	The Parties acknowledge and agree that Transactions will be formed and effectuated in a recorded telephone conversation between the Parties ("Oral Transaction"). The oral offer and acceptance between the Parties forms a binding agreement between the Parties, enforceable from the moment that the Parties have orally agreed upon all of the essential provisions. A tape of the Oral Transaction (the "Transaction Tape") is agreed by the Parties to be a document under which the Transaction is evidenced in tangible form. Each Party consents to the recording of conversations by its employees which occur while discussing or entering into Transactions under this Agreement. Each Party may maintain recording equipment and facilities at its offices, and will retain any Transaction Tapes in confidence, secured from improper access. The Transaction Tape, and the terms and conditions described therein, shall be the controlling evidence of the Parties' agreement with respect to a particular Transaction in the event a Confirmation Letter is not fully executed by both Parties. Upon full execution of a Confirmation Letter, such executed Confirmation Letter shall be the controlling evidence of the Parties' agreement with respect to the particular Transaction referenced in such Confirmation Letter.

2.2	For each specifically agreed to purchase or sale of Gas for delivery or receipt to be performed under this Agreement, including Oral Transactions ("Transaction"), Buyer and Seller must agree upon at least the following essential provisions:

	(a)	the Period of Delivery;
	(b)	the Transaction type (i.e., whether Firm Service, EFP Service,
              Interruptible Service, or Base Load Service);
	(c)	the Delivery Point(s);
	(d)	the Contract Price;
	(e)	the Contract Quantity; and
	(f)	Transporter(s).

The foregoing provisions, and any related details of the Transaction, will be included in all Confirmation Letters.

ARTICLE 3.  TERM
3.1	Unless terminated earlier pursuant to any other provision of this Agreement, the term of this Agreement shall be for a period commencing on the Effective
Date, through the later of September 9, 2000, or the termination of that Credit
Agreement dated September 9, 1999 between Aquila Energy Capital Corporation and
Mallon Oil Company, and continuing month-to-month thereafter until terminated by either Party upon thirty (30) Days prior written notice to the other; provided, however, that if one or more Transactions are in effect, termination under this
Article 3 shall not be effective for such Transaction(s) until the expiration of the Period of Delivery of such Transaction(s).

ARTICLE 4.	NOTICES AND COMMUNICATIONS
4.1	Any notice required or permitted to be given by one Party to the other pursuant to this Agreement shall be in writing (unless otherwise provided) and may be delivered by hand, transmitted by telecopy or sent by U.S. mail addressed in accordance with the particulars for notices set forth in Section 4.2 below.
A Party shall have the right to change any of the particulars of its address by giving a notice in accordance with this Article 4. Any payment required to be made pursuant to this Agreement shall be made at the address and in the manner provided herein.

4.2
(i)  TO BUYER 					                           PAYMENT BY WIRE
     Aquila Energy Marketing Corporation		    The Northern Trust Company
     2533 North 117th Avenue, Suite 200		     ABA # 071-000-152
     Omaha Nebraska 68164-8618			             For the Account of Aquila
                                               Energy Marketing	Corporation
                                        							Account #:  80330

Reason for Notice		   Attention			            Telephone No.	Facsimile No.
___________________	  ______________________	 _____________	_____________
Statements/Payments	  Accounting Department	  402-498-4490	 402-498-4276
Contractual			        Contract Administration	402-498-4535	 402-498-4543
Operation/Nominations	Volume Administration	  402-498-4490 	402-498-4586


(ii)  TO <SELLER> 				                         PAYMENT BY WIRE
      Mallon Oil Company				                   Bank One, Colorado, N.A.
      999 18th St., Suite 1700			              ABA# 102001017
      Denver, CO  80202					                   for credit to: Mallon Oil Company
                                        							Acct# 1190795730

Reason for Notice		     Attention			      Telephone No.	  Facsimile No.
___________________	    ________________  _____________	  _____________
Statements/Payments	    Al Lopez			       (303) 293-2333	 (303) 293-3601
Contractual			          Kevin Fitzgerald		(303) 293-2333	 (303) 293-3601
Operation/Nominations  	Kevin Fitzgerald		(303) 293-2333 	(303) 293-3601

ARTICLE 5.		MISCELLANEOUS
5.1	The interpretation and performance of this Agreement and all Transactions shall be governed by and construed in accordance with the laws of the State of Nebraska without regard to principles of conflict of laws.


ARTICLE 6.	SPECIAL PROVISIONS

Section 15.2 is hereby amended in the following manner: ", agents," is hereby added in the third and seventh lines of this Section immediately following the word "employees".

Section 16.1 is hereby amended in the following manner:  The phrase "tenth
(10th)" in the first line thereof is hereby deleted and replaced with "fifteenth
(15th)".

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.


AQUILA  ENERGY MARKETING CORPORATION               MALLON OIL COMPANY

By:  ___________________________________           By:  ______________________

Title:  ________________________________           Title:  ___________________


BASE AGREEMENT
PART II

	The terms and conditions of this Part II are incorporated into and made a part of that certain Base Agreement for Natural Gas Purchase and Sale Transactions between the Parties dated September 1, 1999

General Terms and Conditions

Table of Contents

ARTICLE 7   	DEFINITIONS	                                     2
ARTICLE 8   	PURPOSE AND PROCEDURES	                          5
ARTICLE 9   	OBLIGATIONS AND DELIVERIES	                      5
ARTICLE 10  	TRANSPORTATION AND DELIVERY POINTS	              7
ARTICLE 11  	QUALITY AND MEASUREMENT	                         8
ARTICLE 12  	PROCESSING	                                      8
ARTICLE 13  	DEFAULTS AND REMEDIES	                           8
ARTICLE 14  	TAXES	                                          10
ARTICLE 15  	TITLE	                                          11
ARTICLE 16  	BILLING AND PAYMENT	                            11
ARTICLE 17  	REPRESENTATIONS AND WARRANTIES	                 12
ARTICLE 18  	LIABILITY AND INDEMNIFICATION	                  12
ARTICLE 19  	ASSIGNMENTS	                                    13
ARTICLE 20  	SERVICES	                                       13
ARTICLE 21  	MISCELLANEOUS	                                  13
EXHIBIT A   	FIRM SERVICE CONFIRMATION	                       i
EXHIBIT B	   BASELOAD SERVICE CONFIRMATION	                 iii
EXHIBIT C	   INTERRUPTIBLE SERVICE CONFIRMATION	              v
EXHIBIT D	   EFP SERVICE CONFIRMATION	                       vi

ARTICLE 7.  DEFINITIONS
7.1	"Actual Quantity" means the quantity of Gas which actually flowed under a transportation service agreement as designated by Buyer's or Buyer's Customer's Transporter in the Transporter's statement to its shipper under such agreement.

7.2	"Affiliate" means, with respect to any person, any other person (other than an individual) that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person.
For purposes of the foregoing definition, "control" means the direct or indirect ownership of more than fifty percent (50%) of the outstanding capital stock or other equity interests having ordinary voting power.

7.3	"Alternate Reference Price" means the alternative index or methodology for determining the Reference Price determined in accordance with Section 9.9.

7.4	"Balancing Penalty" or "Penalties" means scheduling and imbalance charges, penalties, fees, or cash-outs contained in a Transporter's tariff, or in the tariff of any applicable local distribution company, which may be assessed against a shipper for failure to satisfy the Transporter's balance and nomination requirements, or both.

7.5	"Base Load Service" ("BLS") means that the Parties have agreed to make and accept deliveries of Gas on a non-interruptible basis, subject only to applicable Force Majeure and to interruption of transportation by either Buyer's or Seller's Transporter(s).

7.6	"Btu" means British Thermal Unit.  "MMBtu" means one million British
Thermal Units.

7.7	"Business Day" means any Day on which Federal Reserve member banks in New
York City are open for business; and a Business Day shall open at 8:00 a.m. and close at 5:00 p.m. Central Prevailing Time("CPT").

7.8	"Buyer" means the Party to a Transaction hereunder who is obligated to purchase and receive from Seller, or cause to be received, Gas during a Period of Delivery.

7.9	"Buyer's Transporter(s)" means the gathering system(s) and transportation system(s) and companies owning those systems that move the Gas from the Delivery Point(s) to Buyer or to Buyer's customer(s).

7.10	"Claims" means all claims or actions, threatened or filed and whether groundless, false or fraudulent, that directly or indirectly relate to the subject matter of an indemnity, and the resulting losses, damages, expenses, attorneys fees and court costs, whether incurred by settlement or otherwise, and whether such claims or actions are threatened or filed prior to or after the termination of this Agreement.

7.11	"Confirmation Letter" means a written notice confirming the essential provisions of a Transaction and substantially in the forms set forth as Exhibits "A," "B," "C," or "D", as applicable.

7.12	"Confirmed Quantity"  means the quantity of Gas (expressed as MMBtu's per day) which has been Nominated for transportation and confirmed by the Transporter(s).

7.13	"Contract Price" means the price in $U.S. per MMBtu (unless otherwise provided for) to be paid by Buyer to Seller for the purchase of Gas pursuant to the terms of a Transaction.

7.14	"Contract Quantity" means the Daily Contract Quantity multiplied by the number of Days in the Period of Delivery.

7.15	"Daily Contract Quantity" means that quantity of Gas on a daily basis that
Seller agrees to sell and deliver, or cause to be delivered to Buyer, and that Buyer agrees to purchase and receive, or cause to be received, from Seller pursuant to the terms of a Transaction.

7.16	"Day" or "Gas Day" means a period of twenty-four (24) hours, beginning at
7:00 a.m. CPT on any calendar Day, or at such other beginning and ending times as are required in order to correspond to Transporter(s)' tariffs.

7.17	"Delivery Point" means the agreed point of delivery and receipt of Gas pursuant to a Transaction.

7.18	"EFP Service" ("EFP") means the Parties have agreed to make and accept deliveries of Gas on a non-interruptible basis subject only to applicable Force Majeure; and the Parties have also assumed equal and opposite positions in Natural Gas Future Contracts.

7.19	"FERC"  means the Federal Energy Regulatory Commission or any successor thereto.

7.20	"Firm Service" ("FS") means that the Parties have agreed to make and accept deliveries of Gas on a non-interruptible basis subject only to applicable Force Majeure.

7.21	"Force Majeure" means an event not anticipated as of the Effective Date, which is not within the reasonable control of the Party affected by such event (the "Affected Party"), which partially or entirely prevents the Affected Party's performance and which by the exercise of due diligence the Affected Party is unable to overcome. Force Majeure may include, but is not restricted to: acts of God; fire; civil disturbance; sabotage; action or restraint by court order or public or governmental authority (so long as the Affected Party has not applied for or assisted in the application for, and has opposed where and to the extent reasonable, such government action); provided, that (i) the loss of Buyer's markets or Buyer's inability economically to use or resell Gas purchased hereunder; (ii) the loss of Seller's supply or Seller's ability to sell Gas to a market at a more advantageous price; (iii) regulatory or contractual disallowance of the pass-through of the costs of Gas or other related costs;
(iv) increases or decreases in Gas supply due to allocation or reallocation of production by well operators, pipelines, or other parties; (v) planned maintenance of a pipeline or appurtenant facilities; and (vi) unless the Parties specifically agree that Gas is to be sourced from a specific individual well, lack of pressure or failure of specific, individual wells or appurtenant facilities in the absence of a Force Majeure event broadly affecting other wells in the same geographic area, shall not constitute events of Force Majeure. Interruption by a Transporter shall not be deemed to be Force Majeure unless (a) the Party contracting with such Transporter shall have made arrangement with such Transporter for the firm transportation, as defined under the Transporter's tariff, of the Gas to be delivered or received hereunder and (b) such interruption is due to a force majeure event as defined under the Transporter's tariff.

7.22	"Gas" or "Natural Gas" means any mixture of Hydrocarbons or of Hydrocarbons and non-combustible gases in a gaseous state consisting essentially of methane.

7.23	"Gas Daily" means the publication Gas Daily* published by FT Energy or any successor thereto.

7.24	"Gas Daily Price" means, for the purpose of determining the payment owed by a Party to the other Party for failure to deliver or receive Gas, as set forth in Article 9, the daily Midpoint price listed in Gas Daily under the table "Daily Price Survey" for production from the same region and pipeline as the Delivery Point(s) specified in the relevant Transaction(s).

7.25	"Hydrocarbons" means liquid and liquefiable components other than methane contained in the Gas, including but not limited to ethane, propane, normal butane, iso-butane and natural gasoline.

7.26	"Incremental Costs" means additional Transportation Costs and reservation charges for unutilized firm transportation.

7.27	"Initial Nomination Quantity" means the first of the month Nomination as communicated to Seller by Buyer pursuant to Section 9.2.

7.28	"Interruptible Service" ("IS") means that the Parties have agreed to make and accept deliveries of Gas on an interruptible basis, and that deliveries of Gas may be interrupted by either Party upon giving the notice required by
Section 9.2 of this Agreement.

7.29	"Natural Gas Futures Contract" means a standardized contract for the purchase or sale of Natural Gas which is traded for future delivery under the provisions of NYMEX rules and regulations.

7.30	"Nomination(s)" means a request(s) sent to the Transporter(s) for the quantity of Gas which the Seller/Buyer wants transported.

7.31	"NYMEX" means the New York Mercantile Exchange or any successor thereto.

7.32	"Period of Delivery" means the period of time measured from the date physical delivery of Gas is to commence to the date physical delivery is to terminate under a Transaction.

7.33	"Process" or "Processing" means the extraction of Hydrocarbons from the
Gas.

7.34	"Reference Price" means, for any Transaction, the price of Gas agreed to by the Parties in the Transaction.  If the Reference Price is based upon a published index, and if there is no single price published for a particular Day, but there is published a range of prices under the table and listing which includes the Delivery Point, then the Reference Price shall be the arithmetic average of the high and low prices so set forth.  In the event that no price or range of prices is published for that particular Day, then the Reference Price shall be the arithmetic average of the following:

	(a)	the prices (determined as stated above) for the first Day immediately preceding the Day in which the default occurred for which a Reference Price can be determined; and

	(b)	the price (determined as stated above) for the Day immediately following the Day in which such default occurred for which a Reference Price can be determined.

7.35	"Regulatory Approval" means all current and future valid and applicable state and federal regulatory authorizations, consents, or approvals required for the Transaction to occur.

7.36	"Seller" means the Party to a Transaction hereunder who is obligated to sell and deliver to Buyer, or cause to be delivered, Gas during a Period of Delivery.

7.37	"Seller's Transporter(s)" means the gathering system(s), transportation system(s) and companies owning those systems that move the Gas from its source of supply to the Delivery Point(s).

7.38	"Taxes" means any or all ad valorem, property, occupation, severance, generation, first use, conservation, Btu or energy, transmission, utility, gross receipts, privilege, sales, use, excise and other taxes, governmental charges, licenses, fees, permits and assessments, other than taxes based on net income or net worth. "New Taxes" means (i) any Taxes enacted and effective after the Effective Date, including without limitation, that portion of any Taxes or New Taxes that constitutes an increase, or (ii) any law, rule, order or regulation, or interpretation thereof, enacted and effective after the Effective Date resulting in the application of any Taxes to a new or different class of parties.

7.39	"Transportation Costs" means gathering rates and fuel, transportation and applicable surcharges, or each of them, as charged by either Seller's Transporter(s) or Buyer's Transporter(s) at the time Gas flows under any Transaction.

7.40	"Transporter(s)" means Buyer's Transporter(s) or Seller's Transporter(s)
or both.

ARTICLE 8.  PURPOSE AND PROCEDURES
8.1	Service Classifications.  The terms of this Agreement shall, unless specifically agreed otherwise, apply to and be incorporated in the following
Transactions: (i) Interruptible Service ("IS"), (ii) Base Load Service ("BLS"),
(iii) Firm Service ("FS"), or (iv) EFP Service ("EFP"). Some provisions of this Agreement will apply only to certain types of Transactions. Those provisions will be indicated at the beginning of the relevant paragraph by use of initials to designate the Transaction type, e.g. (IS), (BLS), (FS), or (EFP).

8.2	Confirmation Procedure. During the term of this Agreement, Aquila and
Counterparty may notify each other that Gas is available for purchase or sale. If the Parties agree to the terms of a Transaction, Aquila will prepare and send to the Counterparty, by facsimile or other mutually acceptable means, a
Confirmation Letter containing the terms agreed upon by the Parties.   The
Confirmation Letter for each Transaction shall be substantially in the forms attached hereto as Exhibits "A" through "D," as applicable. No Confirmation Letter shall be necessary for Transactions having a Period of Delivery of less than one (1) calendar month, unless requested by either Party, in which case Aquila will prepare and send to the Counterparty, by facsimile or other mutually acceptable means, a Confirmation Letter containing the terms agreed upon by the Parties. The failure of Aquila to issue, or of the Parties to execute or the Counterparty to object to, a Confirmation Letter shall not invalidate the terms of any Oral Transactions entered into between the Parties under this Agreement. The failure of the Counterparty to notify Aquila of any disagreement with the Confirmation Letter by 5:00 p.m. CPT on the second Business Day after transmittal of the Confirmation Letter shall be deemed to be acceptance by such Party of the terms of such Confirmation Letter and such Confirmation Letter shall be deemed to be fully executed.

8.3	Notice of Curtailment or Interruption.  Each Party shall immediately contact the other Party in the event of curtailment or interruption of the purchase or sale of Gas hereunder. Each Party shall contact the other Party with as much advance notice as possible regarding any such impending curtailment or interruption.

8.4	No Obligation to Enter into Transactions.  Nothing contained in this
Agreement shall be construed as requiring either Party to enter into any Transactions hereunder. Neither Party shall be obligated hereunder unless and until the essential provisions of a Transaction referred to in Section 2.2 have been agreed upon pursuant to the procedures in Article 8.

ARTICLE 9.  OBLIGATIONS AND DELIVERIES
9.1	Seller's and Buyer's Obligations.  With respect to each Transaction and subject to the terms of this Agreement, Seller shall sell and deliver, or cause to be delivered, and Buyer shall purchase and receive, or cause to be received, at the Delivery Point the Contract Quantity, and Buyer shall pay Seller the Contract Price. Seller shall be responsible for any costs or charges imposed on or associated with the delivery of the Contract Quantity up to the Delivery Point. Buyer shall be responsible for any costs or charges imposed on or associated with the Contract Quantity at and from the Delivery Point.

9.2	Nominations.  At least two (2) Business Days prior to the earlier of
Seller's or Buyer's Transporter(s') first of the month Nomination deadline each month during a Period of Delivery, Buyer shall notify Seller orally and in writing of the Initial Nomination Quantity for the upcoming month. To the extent allowed by any Transaction, any changes to the Initial Nomination Quantity during the month shall be communicated as herein provided one (1) full Business Day prior to the earlier of Buyer's or Seller's Transporter(s') daily Nomination deadline. Any Nomination quantity which deviates from the Contract Quantity shall not relieve Seller of its obligation to make delivery of the Contract Quantity, unless otherwise agreed to by Buyer. The Parties shall cooperate to ensure that Nominations are timely made to Seller's Transporter(s) and Buyer's Transporter(s) and that such Nominations reflect the actual expected deliveries that will be made and accepted. Seller shall be responsible for Nominations and confirmations upstream of the Delivery Point
(s) and Buyer shall be responsible for Nominations and confirmations downstream of the Delivery Point(s).

9.3	Delivery Information.  At the time Buyer notifies Seller of the Initial
Nomination Quantity pursuant to Section 9.2, and as necessary during a Period of Delivery, Seller shall provide Buyer with the following information (if relevant to the Transaction): (i) meter location(s) and number(s) and valid transportation agreement number(s); (ii) the priority status or ranking of the Gas pursuant to an operators' balancing agreement, a pre-determined allocation or other allocation determinant; (iii) identification of an operator contact;
(iv) location of wells by county and state; and (v) all data required by Buyer's Transporter(s) to flow Gas.

9.4	Imbalances and Penalties.  If either Party becomes aware of any reason why delivery of the Confirmed Quantity may not be made or accepted, that Party shall notify the other Party as soon as practicable in order to meet any Nomination deadlines imposed by the Transporter(s). The Parties will cooperate to ensure that corrected Nominations are provided to Seller's Transporter(s) and Buyer's Transporter(s) in a form acceptable to such Transporter(s) in order to meet any Nomination deadlines. Transporter imbalances and any Balancing Penalties resulting from failure to timely communicate Nominations or to make delivery or accept delivery of the Confirmed Quantity shall be the responsibility of the Party whose failure caused the imbalance or Balancing Penalty. Without limiting the responsibility and liability imposed by this Section 9.4, however, both Parties shall cooperate to avoid imbalances and to correct any imbalances which may occur. Payment for any Balancing Penalties shall be in accordance with the procedures set forth in Article 16. If a Transporter imbalance is caused by either Party and such imbalance is not subject to a cash-out mechanism, the Party causing such imbalance shall nonetheless be liable for all direct actual damages incurred by the other Party as a result thereof.

9.5	Title, Risk of Loss and Indemnity.  As between the Parties, Seller shall be deemed to be in exclusive control (and responsible for any damages or injury caused thereby) of the Gas prior to the Delivery Point and Buyer shall be deemed to be in exclusive control (and responsible for any damages or injury caused thereby) of the Gas at and from the Delivery Point. Seller warrants that it will deliver to Buyer the Confirmed Quantity free and clear of all liens, Claims and encumbrances arising prior to the Delivery Point. Title to and risk of loss related to the Contract Quantity shall transfer from Seller to Buyer at the Delivery Point. Seller and Buyer shall each indemnify, defend and hold harmless the other Party from any Claims arising from any act or incident occurring when title to the Gas is vested in the indemnifying Party.

9.6	Force Majeure.  (FS)(EFP)(BLS) If either Party is rendered unable by Force
Majeure to carry out, in whole or in part, its obligations under a Transaction and such Party gives written notice and full details of the event to the other Party as soon as practicable after the occurrence of the event, then during the pendency of such Force Majeure but for no longer period, the obligations of the Party affected by the event (other than the obligation to make payments then due or becoming due with respect to performance prior to the event and except for Balancing Penalties assessed by a Transporter during the continuance of the Force Majeure event) shall be excused to the extent required. The Party affected by the Force Majeure shall remedy the Force Majeure with all reasonable dispatch; provided, however, that nothing herein shall require Seller to deliver, or Buyer to receive, Gas at points other than the Delivery Point.

9.7 (FS)(BLS)(EFP)	Failure to Deliver/Receive.

(a)	Unless excused by Force Majeure or Buyer's failure to perform, if Seller fails to deliver all or part of the Confirmed Quantity pursuant to a Transaction, Seller shall pay Buyer, on the date payment would otherwise be due to Seller, an amount for each MMBtu of such deficiency equal to the positive difference, if any, obtained by subtracting the Contract Price from the Gas Daily Price.

(b)	Unless excused by Force Majeure or Seller's failure to perform, if Buyer fails to receive all or part of the Confirmed Quantity pursuant to a Transaction, Buyer shall pay Seller, on the date payment would otherwise be due to Seller, an amount for each MMBtu of such deficiency equal to the positive difference, if any, obtained by subtracting the Gas Daily Price from the Contract Price.

(c)	In addition to the remedies set forth in Section 9.7(a) and (b) above, the non-performing Party shall also be responsible for Incremental Costs and Balancing Penalties, if any; provided, Incremental Costs and Balancing Penalties shall not be recovered twice.

9.8 (IS) Failure to Deliver/Receive. A Party may be excused from delivering or receiving the Contract Quantity, in whole or in part, for any reason without liability unless otherwise provided in the Transaction, provided notice is provided to the other Party in time for the other Party to comply with nomination deadlines of Transporter(s).

9.9	Alternate Reference Price.  If any or all of the indices used to determine the Reference Price are not available in the future for the determination of the Reference Price, and if the publication reporting the Reference Price prior to its unavailability has suggested an alternate index or methodology for determining the Reference Price, then the Alternate Reference Price shall be that suggested by such publication. If none is suggested, then the Parties agree to promptly and in good faith negotiate an Alternate Reference Price.
If the Parties do not agree on a substitute methodology or index by the end of the first month for which the Reference Price could not be determined, then each Party shall in good faith prepare a list of up to five alternate published reference postings or prices representative of spot prices for Gas delivered in the same geographic area. Each list shall be set forth in that Party's priority order with the highest priority index listed first. Each Party shall submit its list to the other within ten (10) days after the end of the first month for which the price could not be determined as set forth above. The first listed index appearing in Aquila's list that also appears in Counterparty's list shall constitute the Alternate Reference Price. If either Party fails to provide a list of that Party's alternative published references within such ten-day period, such Party's list shall not be considered, and the first listed index appearing in the other Party's submitted list shall constitute the Alternate Reference Price. From and after the date the indices used to determine the Reference Price are no longer available ("Renegotiation Date"), until the Alternate Reference Price is determined, the Reference Price shall be deemed to be the average of the Reference Price(s) in effect during the twelve
(12) months preceding the month in which the Renegotiation Date occurred, which price shall be effective until the effective date of the Alternate Reference
Price determined as set forth above. Upon determination of a new Alternate Reference Price, the Reference Price accordingly will be adjusted retroactively to the Renegotiation Date.

ARTICLE 10.  TRANSPORTATION AND DELIVERY POINTS
10.1	Responsibility and Delivery Points.  Seller is responsible for arranging and paying for all transportation of Gas prior to the Delivery Point(s). Buyer is responsible for arranging and paying for all transportation of Gas after the
Delivery Point(s).  	The Delivery Point(s) shall be as agreed by the Parties in
the applicable Transaction.


ARTICLE 11. QUALITY AND MEASUREMENT
11.1	Compliance with Quality Specifications.  Gas delivered by Seller at the
Delivery Points shall comply with the Gas quality specifications required by Buyer's Transporter(s) at the Delivery Point(s). Buyer's Transporter(s') measurements at the Delivery Point(s) shall be considered definitive, as will the heating value determined by the instruments used for such purposes by such Transporter(s).

11.2	Analysis of Gas.  Seller shall provide, when available and requested, an analysis of the Gas delivered to Buyer which shall show the components of the Gas (and the percentages thereof each component bears to the whole stream), the Btu content of the Gas, and any information necessary to determine whether Buyer's Transporter's standards have been met. Such analysis shall be at no cost to Buyer.

ARTICLE 12.  PROCESSING
12.1	 Processing.  As between the Parties to this Agreement, Seller shall have the sole and exclusive right, but not the obligation, to Process the Gas to remove any Hydrocarbons prior to making delivery at the Delivery Point(s). Any Hydrocarbons removed by Seller shall be Seller's sole responsibility and any Transportation Costs and plant thermal reduction shall be borne by Seller and Seller shall indemnify, defend and hold Buyer harmless therefrom. If Seller waives its right to Process the Gas prior to making delivery, then Buyer may so Process and any Transportation Costs and plant thermal reduction shall be borne by Buyer and Buyer shall indemnify, defend and hold Seller harmless therefrom. Any waiver by Seller pursuant to this Section 12.1 shall be in writing, shall be effective only for the period of time as stated in the waiver and shall be irrevocable by Seller for the stated period. After accepting delivery of Gas, Buyer shall have the same Processing rights and responsibilities that were accorded to Seller prior to the Delivery Point(s).

ARTICLE 13.  DEFAULTS AND REMEDIES
13.1	Events of Default.  In the event either Party ("Defaulting Party") or any
Party guaranteeing its obligations hereunder ("Guarantor"):

(a) fails to make, when due, any payment to the other Party ("Non-Defaulting Party") under this Agreement (which shall not include a delay in payment that is cured within two (2) Business Days of a demand for corrective action); or

(b) fails to perform its obligations to the Non-Defaulting Party under this Agreement (which shall not include any failure of performance that is cured within ten (10) Business Days of a demand for corrective action); or

(c) fails to deliver any collateral or comply with or perform its obligations under any security agreement or other credit support document, provided to the other Party, including but not limited to any Events of Default or Termination Events under the Credit Agreement between Aquila Energy Capital Corporation and Mallon Oil Company dated September 9, 1999 ("Related Agreement") (after giving effect to any applicable notice or grace period); or

(d) defaults under any derivative transaction undertaken in connection with this Agreement including but not limited to any Events of Default or Termination Events of the ISDA Master Agreement between Aquila Risk Management Corporation and Mallon Oil Company dated September 1, 1999 ("Derivative Agreement") (after giving effect to any applicable notice or grace period); or

(e) files a petition or otherwise commences, authorizes, or acquiesces in the commencement of a proceeding or cause under any bankruptcy or similar law for the protection of creditors or have such petition filed or proceeding commenced against it; or

(f) otherwise becomes bankrupt or insolvent (however evidenced); or

(g) makes an assignment or any general arrangement for the benefit of creditors; or

(h) is dissolved or has a resolution passed for its winding up or liquidation (other than pursuant to a consolidation, acquisition, amalgamation or merger); or

(i) is unable to pay its debts as they fall due; or

(j) transfers all or substantially all of its assets or merges into or consolidates with any entity (i) where the creditworthiness of the resulting entity is materially weaker than that of such party immediately before such transfer, merger or consolidation or (ii) where the merging party's obligations are not assumed by operation of law or written instrument; or

(k) is proved to have made a materially incorrect or misleading representation or warranty under the Agreement; or

(l) fails to provide adequate security for or assurance of its ability to perform its obligations under any Transaction within one (1) Business Day of a reasonable request by the other Party;

then, upon the occurrence and continuance of any such event (each an "Event of Default"), the Non-Defaulting Party shall have the right to withhold or suspend its performance under all or any Transactions and establish a date (which date shall be between three (3) and ten (10) Business Days after the Non-Defaulting Party provides written notice thereof to the Defaulting Party and in any event, no later than ten (10) Business Days after the discovery of the Event of Default) ("Early Termination Date") (provided, however, in the case of an Event of Default under clauses (e) through (i) above, an Early Termination Date shall be deemed to have occurred immediately prior to such event and no prior notice shall be required) upon which the Non-Defaulting Party may terminate and liquidate any and all outstanding Transactions under this Agreement. Upon the designation or occurrence of an Early Termination Date, the Parties' obligations under the Transactions and this Agreement shall terminate, except that the Parties shall be liable for the obligations contained in Sections 13.2, 13.3 and
18.3 below.

13.2	Net Settlement Amount.  In the event of termination and liquidation pursuant to Section 13.1, the Non-Defaulting Party shall compute the Net Settlement Amount (as defined in this Section 13.2) calculated as set forth below and shall notify the Defaulting Party of the Net Settlement Amount. For each such Transaction, if the Contract Price for such Transaction exceeds the market price per unit for comparable transactions as determined by the Non-Defaulting Party in a commercially reasonable manner ("Market Price") on the date of default, an amount equal to the difference between the two prices multiplied by the quantity of undelivered Gas, which the Parties committed to deliver or take under such Transaction, discounted to present value in a commercially reasonable manner by the Non-Defaulting Party ("Transaction Settlement Amount") shall be credited to the Seller. If the Market Price exceeds the Contract Price, the Transaction Settlement Amount for such Transaction shall be credited to the Buyer and calculated in the same manner. The Non-Defaulting Party shall set off or aggregate, as appropriate, all Transaction Settlement Amounts, as so discounted, and any or all other amounts owing between the Parties under any Transaction hereunder or under any Related Agreement or Derivative Agreement so that all such amounts are aggregated and/or netted to a single liquidated amount payable by one Party to the other (the "Net Settlement Amount"). The Non-Defaulting Party may include in its calculation of the Net Settlement Amount any other damages, losses and expenses incurred by it as a result of such close-out and liquidation, including without limitation any damages, losses and expenses incurred in obtaining, liquidating or employing commercially reasonable hedges related to the Transactions that are being liquidated, all as determined in good faith in a commercially reasonable manner by the Non-Defaulting Party. Payment of the Net Settlement Amount shall be due within five (5) Business Days of the Early Termination Date. The remedy under this Section 13.2 is in addition to any other rights or remedies available to the Non-Defaulting Party under this Agreement or under law. The Parties agree that Transactions under this Article 13 constitute "forward contracts" within the meaning of the United States Bankruptcy Code.

13.3	Other Events.  In the event Buyer is regulated by a federal, state or local regulatory body or authority, and such body or authority shall disallow all or any portion of any costs incurred or yet to be incurred by Buyer under any provision of this Agreement, such action shall not operate to excuse Buyer from performance of any obligation nor shall such action give rise to any right of
Buyer to any refund or retroactive adjustment of the Contract Price provided in any Transaction.  Notwithstanding the foregoing, if a Party's activities hereunder become subject to regulation of any kind whatsoever under any law to a greater or different extent than that existing on the Effective Date (the
"Regulated Party") and such regulation either (i) renders this Agreement illegal or unenforceable or (ii) materially adversely affects the business of the
Regulated Party, with respect to its financial position or otherwise, then in the case of (i) above, either Party, and in the case of (ii) above, only the
Regulated Party, shall at such time have the right to establish an Early
Termination Date in the manner provided in Section 13.1 upon which any and all outstanding Transactions under this Agreement will terminate and be liquidated; provided, notwithstanding the rights of the Parties to establish an
Early Termination Date as above stated, the Regulated Party shall be treated like a Defaulting Party and shall be liable for payment of the Net Settlement
Amount which shall be calculated by the other Party as provided in Section 13.2 as if the other Party were the Non-Defaulting Party.

13.4	Reservation of Rights.  To the extent not prohibited by applicable law, in the event of termination and liquidation pursuant to Section 13.1, the Non-Defaulting Party shall have a general right of set-off with respect to all amounts owed by each Party to the other Party (whether under this Agreement, or a Related Agreement, Derivative Agreement or otherwise, and whether or not then due and payable), provided that any amount not then due and payable, which is included in such setoff, shall, if appropriate, be discounted to present value in a commercially reasonable manner by the Non-Defaulting Party. Each Party reserves to itself all other rights, counterclaims and other defenses which it is or may be entitled to arising with respect to the other Party under this Agreement or any contract or under law.

ARTICLE 14. TAXES
14.1	Taxes.  The Contract Price shall include full reimbursement for, and
Seller is liable for and shall pay, or cause to be paid, or reimburse Buyer if Buyer has paid, all Taxes applicable to a Transaction arising prior to the Delivery Point, including any Taxes imposed or collected by a taxing authority with jurisdiction over Seller. If Buyer is required to remit such Tax, the amount shall be deducted from any sums due to Seller. Seller shall indemnify, defend and hold harmless Buyer from any Claims for such Taxes. The Contract Price does not include reimbursement for, and Buyer is liable for and shall pay, cause to be paid, or reimburse Seller if Seller has paid, all Taxes applicable to a Transaction arising at and from the Delivery Point, including any Taxes imposed or collected by a taxing authority with jurisdiction over Buyer. Buyer shall indemnify, defend and hold harmless Seller from any Claims for such Taxes. Either Party, upon written request of the other, shall provide a certificate of exemption or other reasonably satisfactory evidence of exemption if either Party is exempt from Taxes, and shall use reasonable efforts to obtain and cooperate with obtaining any exemption from or reduction of any Tax. Each Party shall use reasonable efforts to administer this Agreement and implement the provisions in accordance with the intent to minimize Taxes.

14.2	New Taxes.  If a New Tax is imposed for which Buyer or Seller is responsible, (i) if such New Tax can be passed by Buyer to another person or entity, Buyer shall pay, cause to be paid or reimburse the Seller for such New Tax; (ii) if (i) does not apply, the Party affected by the New Tax ("New Tax Affected Party") may require the other Party to enter into good faith negotiations to apportion liability for the New Tax equitably between the Parties. If, after fifteen (15) Business Days the Parties are not able to resolve the issue, the New Tax Affected Party may terminate such "New Tax Affected Transaction," upon thirty days written notice. Unless otherwise agreed the New Tax Affected Transaction shall be liquidated as though the New Tax Affected Party has defaulted on the New Tax Affected Transaction without taking into effect the impact of the New Tax.

ARTICLE 15.  TITLE
15.1	Warranty.  Seller warrants title to all Gas delivered by it, that it has the right to sell and/or deliver such Gas to Buyer, and that at the Delivery Point(s) such Gas shall be free and clear of all liens, encumbrances and claims whatsoever. Seller shall defend, indemnify and hold Buyer harmless from any adverse Claim, expense, cost, interest, penalty, fine, court cost, reasonable attorney fees or other damage relating to any of the warranties expressed herein.

15.2	Title Transfer.  Title to, possession and risk of loss of all Gas shall pass at the Delivery Point(s). Seller shall indemnify, release, defend and hold Buyer, its partners, and its and their officers, directors, employees, affiliates and assigns harmless from and against all suits, liabilities, actions, debts, accounts, damages, costs, losses and expenses which attach or occur prior to delivery, including Claims by any third party or parties for any royalties, license fees, or charges applicable to such Gas or to the delivery thereof. Buyer shall indemnify, release, defend and hold Seller, its partners, and its and their officers, directors, employees, affiliates and assigns harmless from and against all suits, liabilities, actions, debts, accounts, damages, costs, losses and expenses which attach or occur upon or after delivery, including Claims by any third party or parties for any royalties, license fees or charges applicable to such Gas or to the delivery thereof.

15.3	Claims Against Title.  If at any time any Claims are made relating to
Seller's ability to transfer good title to Buyer, Buyer may withhold payment, without interest, of sums reasonably related to such Claim, until such Claim is finally determined or until Seller furnishes Buyer a bond, in form and with sureties acceptable to Buyer conditioned to hold Buyer harmless from any such Claim(s).

ARTICLE 16.  BILLING AND PAYMENT
16.1	Billing and Payment.  On or before the tenth (10th) day following a month in which Gas was delivered by Seller to Buyer, Seller shall deliver to Buyer an invoice for the preceding month specifying the Delivery Point(s), showing the total quantity of Gas delivered and the amount due. If an Actual Quantity that is necessary to derive the invoice amount is not available by the contractual billing date, Seller shall prepare the statement based on Seller's best estimate of that quantity. The estimated quantity, if any, will then be corrected to the Actual Quantity on the following month's invoice or as soon thereafter as the necessary information is available. On or before the later of the tenth (10th) day following receipt by Buyer of Seller's invoice or the first Business Day following the twenty-fourth (24th) Day of the month, Buyer will pay to Seller the undisputed amount of Seller's invoice. If Buyer disputes, in good faith, any portion of Seller's invoice, Buyer shall notify Seller in writing of the reasons therefor and the Parties shall negotiate to resolve such dispute. If it is determined that any disputed amount is owing to Seller, then Buyer shall pay such amount, plus interest at the rate specified in Section 16.2 from the date the payment was originally due.

16.2	Interest.  If Buyer fails to pay all of the amount of any invoice when that amount becomes due, Buyer shall pay Seller a late charge on the unpaid balance that shall accrue on each calendar day from the due date at a rate equal to the then-effective monthly prime commercial lending rate per annum announced by the Chase Manhattan Bank from time to time plus two percent (2%), provided that for any period that such late charge exceeds any applicable maximum rate permitted by law, the late charge shall equal said applicable maximum rate. The late charge provided for by this Section 16.2 shall be compounded monthly. If either principal or late charges are due, any payments thereafter received shall first be applied to the late charges due, then the previously outstanding principal due and lastly, to the most current principal due. Seller shall have the right to suspend provision of Gas hereunder without notice if any bill remains unpaid for two (2) Business Days after the due date thereof. Suspension of provision of Gas under this Section 16.2 shall be in addition to any and all other remedies available in this Agreement.

16.3	Inspection of Records.  Each Party will have the right at reasonable hours and upon reasonable notice to examine the books, records and charts of the other Party to the extent reasonably necessary to verify the accuracy of any invoice, payment, measurement, calculation, or determination made pursuant to the provisions of this Agreement. If any such examination reveals, or if either
Party discovers, any error or inaccuracy in its own or the other Party's invoice, payment, calculation, measurement or determination, then proper adjustment and correction thereof will be made as promptly as practicable thereafter; provided, however, that no adjustments or corrections will be made with respect to errors or inaccuracies unless reasonably specific written notice of such error or inaccuracy is given to the other Party within two (2) years of the date of such erroneous or inaccurate invoice, payment, calculation, measurement or determination; provided further that no interest shall accrue on the payment of any such errors or inaccuracies from the date of the original error to the date the corrected amount is due.

16.4	Payment Netting.  If Buyer and Seller are each required to pay an amount to the other under this Agreement in the same month, such amounts with respect to each Party may be aggregated and the Parties may discharge their obligations to pay through netting, in which case the Party, if any, owing the greater aggregate amount shall pay to the other Party the difference between the amounts owed.  If either Party elects to net amounts due, then such Party must notify the other Party of such election at least three (3) days prior to effecting the netting.

ARTICLE 17.  REPRESENTATIONS AND WARRANTIES
17.1	Necessary Authorizations.  Each Party represents that it has all necessary corporate, legal and other authority, including Regulatory Approval, to enter into this Agreement and any Transaction made in accordance with the terms of this Agreement, and to perform each and every duty and obligation imposed herein, and that this Agreement, and any Transaction made in accordance with the terms of this Agreement, when executed by the duly authorized representatives of each Party, represents a valid, binding and enforceable legal obligation of each Party. Neither Party to this Agreement or any Transaction entered into hereunder shall be required to investigate the authority of the person executing this Agreement or any Transaction entered into hereunder as a condition to
enforcing the terms of this Agreement or any Transaction.   No future assignment
will in any way operate to enlarge, alter or change any obligation of the non-assigning Party under this Agreement.

ARTICLE 18.  LIABILITY AND INDEMNIFICATION
18.1	Limitation of Remedies.  For breach of any provision of this Agreement for which an express remedy or measure of damages is provided herein, the breaching Party's liability shall be limited as set forth in such provision, as the sole and exclusive remedy, and all other remedies or damages at law or in equity are waived. If no remedy or measure of damages is expressly provided, the breaching Party's liability shall be limited to direct, actual damages only, as the sole and exclusive remedy, and all other remedies or damages are waived. Unless expressly provided in this Agreement, neither Party shall be liable to the other for consequential, incidental, punitive or indirect damages, or lost profits, in tort, contract or otherwise. To the extent any payment required to be made pursuant to this Agreement constitutes liquidated damages, the Parties acknowledge that the damages are difficult or impossible to determine and that such payment constitutes a reasonable estimate of the amount of damages.

18.2	Limitation of Liability.  Neither Party shall be liable to the other Party for losses or damages which result from (i) an event of Force Majeure preventing performance under this Agreement; or (ii) Claims made against such other Party by third parties due to the performance or non-performance of this Agreement, whether such Claims arise in contract, tort or otherwise; or (iii) the death of or bodily injury to such other Party's employees, contractors or agents or damage to such other Party's property due to the performance or non-performance of this Agreement.

18.3	Indemnification.	  Each Party shall indemnify and hold the other Party
and its directors, officers, agents, employees and contractors harmless from and against any and all Claims, damages, costs (including attorneys' fees), fines, penalties, liabilities, actions or proceedings in tort, contract or otherwise which the indemnified Party may be required to pay to, or which are asserted or brought by, the indemnifying Party's employees, contractors or agents or third parties providing services to or receiving services from the indemnifying
Party, arising from or claimed to have arisen from the performance or non-
performance of this Agreement by the indemnifying Party.

ARTICLE 19.  ASSIGNMENTS
19.1	Assignment. This Agreement shall be binding upon and shall inure to the benefit of, and may be performed by, the successors and assigns of the Parties; provided, however, neither Party may assign, pledge or otherwise transfer its rights under this Agreement to any other entity without the written consent of the other Party, which consent shall not be unreasonably withheld except that either Party may assign its rights under this Agreement to an Affiliate. Furthermore, no assignment, pledge, or other transfer of this Agreement by either Party shall operate to release the assignor, pledgor, or transferor from any of its obligations under this Agreement unless: (i) the other Party consents in writing to such assignment, pledge, or transfer and releases, in writing, the assignor, pledgor, or transferor from any of its obligations hereunder; (ii) the assignment, pledge, or other transfer is to an Affiliate of the assignor, pledgor, or transferor and the assignee, pledgee, or transferee assumes, in writing, all of the obligations of the assignor, pledgor, or transferor under this Agreement, provided that such assignee, pledgee, or transferee demonstrates to the satisfaction of the other Party financial capacity at least equal to that of the assignor, pledgor, or transferor; or (iii) such transfer is incident to a merger or consolidation with, or transfer of all, or substantially all, of the assets of the transferor to another person, business, joint venture, trust, corporation, company, governmental body or entity which shall as a part of such succession, assume all of the obligations of the assignor, pledgor, or transferor under this Agreement. Either Party may assign its rights to receive payment under this Agreement without having to first obtain the consent of the other Party.

ARTICLE 20.  SERVICES
20.1	 Services. If indicated on a rider to any Confirmation Letter or to this
Agreement, Aquila may provide certain services incidental to the underlying sale/purchase of Gas on behalf of Counterparty. Such services may include those related to transportation and gathering of the Gas, disbursements of payment to interest owners, tax filing and payment, storage, resale services and imbalance trading. Provisions of such services may include designation of Aquila as agent to perform Nominations, balancing, payment, storage, resale services and other operational functions pursuant to any gathering, transportation or storage agreements, or any of them, of Counterparty. If so elected, an agency agreement or other appropriate document shall be attached to and made a part of the Confirmation Letter. In the event any of the provisions of the agency agreement or such other document are inconsistent with or in addition to the provisions of a Transaction, the provisions of the agency agreement shall prevail.

20.2	 Obligations of Counterparty.  Aquila shall be provided with all necessary information to enable it to act on behalf of Counterparty in performing any services as agreed by the Parties. Necessary information may include but not be limited to the following: accurate and timely information relating to Gas quantities; timely notification of any changes to expected deliveries of Gas; notification of any operational changes of which Counterparty is made aware which would affect the delivery of Gas hereunder; any information necessary to remit payment to the gatherer and transporting pipeline; and any information necessary to remit tax payments, fees or assessments to a taxing authority or royalty payments to royalty interest owners.

ARTICLE 21.  MISCELLANEOUS
21.1	Confidentiality.  Neither Party shall disclose the terms of any
Transaction to any third party (other than such Party's employees, lenders, counsel, accountants or other advisors) except in order to comply with any applicable law, order, regulatory or exchange rule. Each Party shall notify the other Party of any proceeding of which it is aware that may result in disclosure and shall use reasonable efforts to prevent or limit such disclosure.


21.2	Entire Agreement.  This Agreement, the Credit Agreement dated September 9,
1999 between Aquila Energy Capital Corporation and Mallon Oil Company, the ISDA Master Agreement dated September 1, 1999 between Aquila Risk Management Corporation and Mallon Oil Company, all Confirmation Letters, the Exhibits hereto and all Transactions, constitute the entire agreement between the Parties relating to the subject matter hereof and supersedes any other agreements, written or oral, between the Parties concerning such subject matter.

21.3	No Waiver.  No waiver by either Seller or Buyer of any default by the other under this Agreement shall operate as a waiver of any future default, whether of a like or different character or nature. Either Party's payment of money, waiver of any breach, or failure to enforce any of the terms, covenants, conditions or other provisions of this Agreement at any time shall not in any way affect, limit, modify or waive that Party's right thereafter to enforce or compel strict compliance with every term, covenant, condition or other provision hereof, any course of dealing or custom of the trade notwithstanding.

21.4	Amendments.  No amendment of the terms and provisions of this Agreement shall be or become effective except by written amendment executed by the Parties.

21.5	Severability.  Should any provision of this Agreement for any reason be declared invalid or unenforceable by final and applicable order of any court or regulatory body having jurisdiction, such decision shall not affect the validity of the remaining portions, and the remaining portions shall remain in effect as if this Agreement had been executed without the invalid portion. In the event any provision of this Agreement is declared invalid, the Parties shall promptly renegotiate to restore this Agreement as near as possible to its original intent and effect.

21.6	Survival.   The provisions of this Agreement shall survive the termination of this Agreement for so long as is necessary to complete all business transactions, payment obligations or indemnification obligations outstanding between the Parties related to this Agreement. Confidentiality provisions shall survive the termination of this Agreement for a period of one (1) year after the date of termination.

21.7	Counterparts.  This Agreement may be executed in several counterparts, and all such counterparts shall constitute one Agreement binding on both Parties hereto and shall have the same force and effect as an original instrument.

21.8	Construction.  The language used in this Agreement is the product of both
Parties' efforts and each Party hereby irrevocably waives the benefit of any rule of contract construction which disfavors the drafter of a contract or the drafter of specific language in a contract.

21.9	Imaged Agreement.  Any original executed Agreement, Confirmation Letter or other related document may be photocopied and stored on computer tapes and disks (the "Imaged Agreement"). The Imaged Agreement, if introduced as evidence on paper, the Confirmation Letter, if introduced as evidence in automated facsimile form, the Transaction Tape, if introduced as evidence in its original form and as transcribed onto paper, and all computer records of the foregoing, if introduced as evidence in printed format, in any judicial, arbitration, mediation or administrative proceedings, will be admissible as between the Parties to the same extent and under the same conditions as other business records originated and maintained in documentary form. Neither Party shall object to the admissibility of the Transaction Tape, the Confirmation Letter or the Imaged Agreement (or photocopies of the transcription of the Transaction
Tape, the Confirmation Letter or the Imaged Agreement) on the basis that such were not originated or maintained in documentary form under either the hearsay rule, the best evidence rule or other rule of evidence.


General Terms and Conditions